

June 14, 2006

Richard L. Dunn, CFO
Dycom Industries, Inc.
11770 U.S. Highway One, Suite 101
Palm Beach Gardens, FL 33408

Re: Dycom Industries, Inc.   File No. 1-10613
Form 10-K for the period ended July 30, 2005
Form 10-Q for the period ended April 29, 2006

Dear Mr. Dunn:

We have reviewed the above referenced filings as well as your June 2, 2006 response letter and have the following comments. We have limited our review to the matters addressed in the comments below and we have no further comments on these filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Comment 1

It is not clearly apparent that the WMCC impairment was primarily caused by a discrete event that occurred after the Form 10-Q was filed May 26, 2005. Please clarify the MD&A explanation of the charge so that investors can better understand the extent to which WMCC's operating results in the quarter ended July 30, 2005 differed materially from its operating results in prior periods. The existing disclosure does not indicate whether WMCC's historical cash flows were positive or negative, were trending up or down, and whether the referenced "underperformance during the fourth quarter of 2005" was materially disproportionate relative to prior periods. Such basic information appears necessary to an investor's understanding of the material asset impairment. In this regard, we note that the charge approximates 50% of the year's pre-tax income.

The aforementioned disclosures should also be provided in explaining the April 29, 2006 Can Am goodwill impairment charge. In this regard, we note that the charge approximates 64% of pre-tax income for the 9 month period.

Prior Comment 2

Based on the existing disclosure, it is not clearly apparent that an investor can reasonably be expected to understand the primary causes and underlying implications of the WMCC asset write-off. What are the business and/or competitive factors that caused the "reduced work levels for a significant customer"? Does management expect this reduction in work from the customer to adversely impact other of the registrant's businesses? Is the reduced work expected to be temporary? Why did the "shift in the timing of expected cash flows from another customer" contribute to the impairment given that the SFAS 142 cash flow projections are prepared over a 7 year time horizon? Why did the "operational underperformance during the fourth quarter of 2005" contribute to the impairment given the 7 year time horizon and the implementation of operational improvements referenced in the filing? Were there any geographic economic, regulatory, or competitive factors that adversely impacted WMCC's operating results? Did any of the factors referenced in the forepart of MD&A adversely impact WMCC's operating results and future prospects (changes in the general levels of construction activity, changes in consumer demands on telecom providers, new technologies, actions of the FTC, general economic conditions)? Was there a material change in WMCC's market share? In the SFAS 142 analysis, is there an assumption that WMCC will generate material losses in future periods? Such information is considered necessary MD&A disclosure given the materiality of the charge and because, presumably, the registrant's other businesses are impacted by the same economic factors which materially impacted WMCC.

The aforementioned disclosure issues appear similarly relevant to the Can Am asset write-off. It is not clear why Can Am was unable to "achieve projected revenue growth". Why was the goodwill deemed to be impaired given the 7 year time horizon and the operational improvements and management changes referenced in the filing? Such information is considered necessary MD&A disclosure given the materiality of the charge and because, presumably, the registrant's other businesses are impacted by the same economic factors which materially impacted Can Am.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief